Exhibit 99.6

NICE Wins TMC 2015 Customer Experience Innovation Award for its
Customer Engagement Analytics Solutions

NICE is recognized as an innovator in capturing and analyzing the cross-channel customer journey

Ra’anana, Israel, December 17, 2015 – NICE Systems (NASDAQ: NICE) today announced that it has received a TMC 2015 Customer Experience Innovation Award, demonstrating the company's exceptional contributions to the industry.

The 2015 Customer Experience Innovation Award recognizes best-in-class companies setting the standard in delivering exceptional customer experiences and is presented by TMC’s CUSTOMER magazine.

NICE won the award for its groundbreaking Customer Engagement Analytics (CEA) solution powered by state-of-the-art Big Data technology. NICE CEA enables businesses to uncover business insights by analyzing, identifying, quantifying and monitoring what was said, written and done during customer interactions, across all channels.

Combining data from transactions, interactions, agents’ desktop activity, and customer feedback, NICE CEA generates a complete view of the customer journey, both for individual customers and customers at large. By dynamically mapping the entire customer journey, NICE CEA helps organizations understand how their customers interact with them, identify journey bottlenecks and pitfalls, reduce customer effort and optimize the customer experience.

“We are proud to be recognized by TMC for the excellence and innovation of our Customer Engagement Analytics solutions,” said Miki Migdal, President of the NICE Enterprise Product Group. “The organizations we serve have a clear need to better understand their customers in order to be successful. Our solutions allow organizations to understand how to deliver value from customer data. The innovation of our solutions is grounded in this vision and reflects an effective approach to addressing today’s challenges in delivering an outstanding customer experience.”

“We congratulate NICE for receiving a 2015 Customer Experience Innovation Award. NICE and its Customer Engagement Analytics have been selected for enhancing the customer experience and improving business relationships,” said Rich Tehrani, CEO, TMC. “We’re pleased to recognize this achievement.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including those by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.